EXHIBIT 4.1

JCM PARTNERS, LLC
Restrictions on Transfer of Membership Interests
Adopted by Resolutions of the
Board of Managers
dated November 9, 2001

A.	Unless waived in an individual case by the Company for good cause shown, no Transfer Application shall be deemed received by the Company or by its Transfer Agent prior to the close of business on the thirtieth (30th) calendar day following the Company’s receipt of all parts of a Transfer Application, fully completed, duly executed by the parties thereto and in a form satisfactory to the Company. Until that time, no event which is deemed by the Agreement or the Bylaws to occur upon the Company’s receipt of such a Transfer Application shall be deemed to have occurred. By way of illustration, and not of limitation, the proposed Transferee shall not be considered a Transferee or Assignee, and shall not have the right to seek admission as a Substituted Member, prior to that date. Moreover, no Transfer shall be effective as between the proposed Transferor and the proposed Transferee prior to that date. In connection with any Transfer Application, the Transferor and Transferee shall promptly provide such additional information as the Company may request. The Company shall not recognize or register any Transfer that fails to comply with the foregoing requirements, nor shall the Company forward any part of the Transfer Application to the Company’s Transfer Agent for registration of the Transfer. This Paragraph A shall not be applicable to any Transfer effected by will or last testament or by the laws of descent and distribution, and this Paragraph A shall not apply to any Transfer as to which the proposed Transferor is a tax-exempt entity; provided that the other provisions of this resolution shall be fully applicable in the case of such proposed Transfers.

B.	Except as may be authorized by the Board of Managers prior to a Transfer, by vote of a majority of the Managers then holding office, no Person may acquire, by any means, Beneficial Ownership (as defined below) of any Unit if, as a result of such acquisition, such Person would become the Beneficial Owner (as so defined) of ten (10) percent or more of the outstanding Units of the Company (the “Ownership Limit”). Notwithstanding the foregoing, no Person shall be deemed to have exceeded the Ownership Limit as the result of an acquisition of Units by the Company which, by reducing the number of Units outstanding, increases the proportionate number of Units beneficially owned by such Person to 10% or more of the Units then outstanding; provided, however, that, if a Person shall become the Beneficial Owner of 10% or more of the Units then outstanding by reason of Unit purchases by the Company and shall, after such Unit purchases by the Company, become the Beneficial Owner of any additional Units, then such Person shall be deemed to have exceeded the Ownership Limit by the amount of such additional purchase.

A Person shall be deemed the “Beneficial Owner” of, and shall be deemed to “Beneficially Own,” any Units:

1.	which such Person or any of such Person’s Affiliates or Associates (as such terms are defined below) Beneficially Owns, directly or indirectly; or

2.	which such Person or any of such Persons’ Affiliates or Associates has

(A)	the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise; provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to “Beneficially Own,” Units tendered pursuant to a tender or exchange offer made on behalf of such Person or any of such Person’s Affiliates or Associates until such tendered Units are accepted for purchase or exchange; or

(B)	the right to vote or to have voted pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to “Beneficially Own” any Units if the agreement, arrangement or understanding to vote such Unit (1) consists solely of a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (2) is not then reportable pursuant to Section 13(d) under the Exchange Act (or any comparable or successor provision); or

3.	which are beneficially owned, directly or indirectly, by any other Person with which such Person or any of such Person’s Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except to the extent contemplated by the proviso in clause (B) of the preceding paragraph B.2.) or disposing of any Units of the Company.

“Affiliate” shall have the meaning set forth in the Agreement, and “Associate” shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date of this resolution.

C.     Any Transfer that would result in a violation of the Ownership Limit shall be void ab initio as to the Transfer of such number of Units that would cause the violation of the Ownership Limit, and the proposed Transferee (the “Disqualified Holder”) shall acquire no rights in such Units. If the foregoing Transfer Restriction shall be determined by a court having jurisdiction to do so to be beyond the power of the Board to effectuate or invalid, prohibited or unenforceable for any other reason, then upon any event that results in a violation of the Ownership Limit, the Units in excess of the Ownership Limit shall be deemed to have been transferred to the Company or its designee, not as beneficial owner but in trust (the “Trust”) and as trustee for the exclusive benefit of such Disqualified Holder and the beneficiary or beneficiaries to whom an interest in such Trust may later be transferred.

1.	The Disqualified Holder shall retain the right to receive allocations and distributions with respect to Units held in the Trust in accordance with the terms of the Agreement, and for all tax purposes including the allocation of gain and losses with respect to the Units, the Disqualified Holder will be treated as the Beneficial Owner of such Units, except that such Disqualified Holder shall not be accorded any voting rights with respect to the Units. Instead, Units held in the Trust shall be voted solely by the trustee of the Trust. The trustee shall cast such votes for or against any proposition on which Unit Holders are entitled to vote (or, as to elections, in favor of each nominee) in the same proportion as all other Units which are voted on such matters are voted.

2.	The Disqualified Holder may designate a beneficiary of an interest of Units held in Trust (representing a specified number of Units held by the Trust), if those Units held in Trust plus the Units Beneficially Owned by such beneficiary would not exceed the Ownership Limit if transferred to such beneficiary. Upon the designation of a beneficiary of an interest in the Trust, the corresponding number of Units in the Trust shall be released to the beneficiary. Notwithstanding the foregoing, prior to any transfer of any interest in the Trust, the Disqualified Holder and the designee must fully complete, duly execute and deliver to the Secretary of the Company all parts of a Transfer Application, which shall be subject to all the provisions of this resolution and of the Agreement and Bylaws to the same extent as if the Disqualified Holder were a Transferor of Membership Interests and the designee were a proposed Transferee.

3.	Any Trust created pursuant to the above provisions shall continue in effect until the earlier of the liquidation or dissolution of the Company in accordance with the terms of the Agreement or the transfer of all Units out of the Trust in accordance with Paragraph C(2) above.

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